May 8, 2009
Mr. Brian Cascio
Accounting Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Cardiac Science Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 File No. 000-51512
Dear Mr. Cascio:
          This letter sets forth the responses of Cardiac Science Corporation (the “Company”) to the comments of the Securities and Exchange Commission Staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), contained in your letter dated April 20, 2009 (the “Comment Letter”). The responses are numbered to correspond to the numbers of the comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business, page 2
Broaden our distribution, page 9
1.	We note from your other disclosure and from reading the agreement filed as Exhibit 10.43 to your filing that General Electric and Nihon Kohden distribute your products under their respective brand names. Please make those arrangements clear throughout your future filings as applicable.
Response to Comment 1
          We will expand our discussion in future filings with respect to our distribution partners, noting that GE and Nihon Kohden Corporation distribute our products under their own brand names.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Critical Accounting Policies and Estimates, page 34
2.	In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

Mr. Brian Cascio
May 8, 2009

•	Each of the valuation methodologies used to value goodwill, including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	If multiple approaches are used, explain how you weight each of the methods used and the basis for that weighting.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	If applicable, discuss how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Response to Comment 2
          We will expand our disclosures in future filings, to the extent applicable, to provide a more detailed explanation of goodwill disclosures related to the valuation methodologies, assumptions and other pertinent factors. All goodwill was written off in the fourth quarter of 2008 and as of March 31, 2009 we continue to carry no goodwill on our balance sheet. Further, the material assumptions and valuation methodologies utilized in our goodwill valuation exercise during the fourth quarter of 2008 was consistent with assumptions and methodologies used for valuing goodwill in prior years, and we have not acquired additional goodwill since December 31, 2008.
          Supplementally, we advise the Staff as follows with respect to our analysis of goodwill:
          For purposes of valuation, we used both a market approach and a discounted cash flow approach (income approach).
          In our step 1 analysis, we utilized an equally weighted combination of the market approach and income approach and determined that we did not pass the step 1 analysis required under SFAS 142. Supplementally, we advise the Staff that we did not pass the step 1 analysis following either the market or income approach if utilized individually (e.g. not using a weighted combination). In our step 2 analysis of goodwill, we relied entirely on the market approach to determine the fair value of our single reporting unit (e.g. determining a hypothetical purchase price to be allocated to assets and liabilities). In this approach, we considered our publicly traded stock price and an applicable control premium of 30% to arrive at a fair value of our reporting unit. We believe that the 30% control premium was the most supportable control premium based, in part, on recent transactions between companies within the medical device industry which are considered relevant transactions between willing market participants in the industry. We utilized the market approach primarily because we believed it was the best evidence of fair value as supported by paragraph 23 of SFAS 142, given our single reporting unit.
          In arriving at the fair value of assets and liabilities to be used in allocating our hypothetical purchase price, we relied primarily on a discounted cash flow analysis and also relied upon various derivations of our forecasts to appropriately value specific intangible assets within our reporting unit. This model was based on the Company’s most recent available forecast, which had been reduced significantly from actual 2008 results, and used a weighted average cost of capital of 16%. We, in conjunction with assistance from a third party valuation specialist, utilized this approach and believe

Mr. Brian Cascio
May 8, 2009

it is the most commonly accepted approach to derive values necessary for the types of assets and liabilities included in our reporting unit.
          We also reconciled the overall results of our income approach to the market approach and performed various sensitivity analyses (e.g. various higher WACC rates and differing control premiums) in different combinations. When we considered the totality of the facts, we determined that our goodwill was impaired in its entirety.
3.	We note that you regularly perform a detailed analysis of your inventories. Please tell us and in future filings disclose how often you perform the analysis.
Response to Comment 3
          We perform a detailed analysis of our inventories on a quarterly basis, or more frequently should circumstances arise. Such circumstances could include, but would not be limited to, changes in our product bill of materials due to design or quality improvements, product failures related to faulty or defective materials, decisions regarding product life cycles, and our ability to sell refurbished products, among others. Further, this analysis is performed to ensure inventory items are being carried at the lower of cost or market, and that we have adequately reserved for any excess and/or obsolete items in our inventory. We will expand our disclosures in future filings to clearly communicate that the Company performs a detailed analysis of its inventories on a quarterly basis and the circumstances under which such analysis may be performed more frequently.
Financial Statements, page 46
Management’s Report on Internal Control Over Financial Reporting, page 47
4.	We note that you conducted your December 31, 2008 evaluation of internal control over financial reporting based on the COSO framework as of December 31, 2007. Please tell us why you include a reference to the date of the COSO framework, especially considering that date is one year prior to the date of your evaluation.
Response to Comment 4
          We advise the Staff that the “December 31, 2007” reference to the COSO framework as included in our Form 10-K filing for the year ended December 31, 2008 was made in error and that our evaluation of our internal controls over financial reporting was based on the current COSO framework. We will modify our future filings to exclude the date reference to the COSO framework as our evaluations of internal controls over financial reporting will be based on the current framework for the period we are reporting.

Mr. Brian Cascio
May 8, 2009

Consolidated Statements of Cash Flows, page 53
5.	Please reconcile the proceeds from exercise of stock options and issuance of shares under employee stock purchase plan with your consolidated statements of shareholders’ equity on page 52.
Response to Comment 5
          We advise the Staff that the proceeds from exercise of stock options and issuance of shares under the employee stock purchase plan as disclosed on the consolidated statements of cash flows reconciles to consolidated statements of shareholders’ equity and comprehensive income (loss) as follows:

($'s in 000's)	2008	2007	2006
Cash Flow Statement

Proceeds from exercise of stock options and issuance of shares under employee stock purchase plan	$1,103	$921	$897

Statement of Shareholders’ Equity

Issuance of common stock upon exercise of stock options	$500	$368	$232
Proceeds from issuance of stock under employee stock purchase plan	$603	$553	$665

Total	$1,103	$921	$897
Note 1. Summary of Significant Accounting Policies, page 54
Accounting for Licensing Income and Litigation Settlement, page 62
6.	We note that during the second quarter for fiscal 2007 you entered into a settlement with Philips whereby you each dismissed all pending claims between the parties in consideration for cross-licenses of certain patents between the parties and a $1 million payment from you to Philips. You state that you accounted for the transaction under SFAS 153 and determined the fair values of the licenses based upon estimated future royalty streams. Please tell us how you determined that the exchange had commercial substance in accordance with paragraph 1 of SFAS 153 and amended paragraph 21 of APB 29.
Response to Comment 6
          The Company evaluated the cross licensing agreement and determined that it had commercial substance based on guidance included in paragraph 1 of SFAS 153 and amended paragraph 21 of APB 29 as the settlement significantly changed the Company’s future cash flows with respect to the timing and amount of those cash flows had the settlement not occurred. In addition, the fact that

Mr. Brian Cascio
May 8, 2009

Company had been involved in litigation with Philips since 2003 and had incurred significant litigation related expenses through the settlement of the litigation in 2007 is further indication that the settlement had commercial substance.
          The Company’s basis for the initial claim was that the use of the patents by Philips limited the Company’s ability to offer unique features which allowed it to differentiate its products in the marketplace. These patents included, among other things, specific features offered in the electrodes attached to the Company’s automated external defibrillator (AED) product. Had Philips ceased using the related patents, the Company’s future cash flows likely would have increased as a result of increased sales volumes. Philips’ counter claim included patents covering technology that was integral to internal components of the Company’s AEDs. While the Company did not believe its technology violated Philips’ patents, had the Company not been allowed to continue producing its products under the counter claims made by Philips, the Company would have incurred significant expenditures for the redesign of these components of the Company’s product. Accordingly, we concluded that the exchange had commercial substance.
          Further, we supplementally advise the Staff that the accounting for this transaction was reviewed by KPMG LLP’s national office who concurred with our accounting treatment.
7.	Further, please tell us the nature of the patents that were cross-licensed, how the company has and will use these patents and the significant assumptions underlying your fair value calculations.
Response to Comment 7
          The patents cross-licensed relate to various aspects of defibrillation functionality, including language capabilities, CPR prompting, electrode functionality and energy storage and delivery, all of which are essential elements of current and future versions of our products.
          Fair value of the patents exchanged was determined from the perspective of a market participant. We, in conjunction with a third party valuation specialist, utilized the income approach to estimate fair value. Under the income approach, the fair value of the patent rights was estimated using the relief from royalty method. The relief from royalty method calculates the value of the technology as the present value of the cost savings associated with owning technology as opposed to licensing it from a third party. This method included inputs for revenue based on the expected remaining useful lives of the patents, a royalty rate based on market transactions and the Company’s previous experience in licensing technology related to defibrillation and cardiac monitoring products, a discount rate based on the weighted average cost of capital for industry participants, and tax effects at a market participant rate.
Note 2. Segment Reporting, page 64
8.	Please provide us with your analysis of how you determined your reportable segment under SFAS 131. Specifically discuss the nature and type of information that is reviewed by your CODM. If the CODM uses more than one set of segment information, discuss the other factors you used to identify a single set of components as constituting your operating segments, including the nature of the business activities of each component, the existence of

Mr. Brian Cascio
May 8, 2009

managers responsible for them, and information presented to the board of directors, consistent with paragraph 13. Also, as applicable, discuss how the aggregation criteria in paragraph 17 of SFAS 131, including the economic criteria, were met and how it was determined that only one reportable segment exists. Relate your response to the information regarding the revenues and gross profit of your defibrillation products and cardiac monitoring products on pages 40-41. Please also refer to Questions 7 and 8 of FASB Staff Implementation Guidance on SFAS 131.
Response to Comment 8
          Supplementally, we advise the Staff that we believe the Company has one operating segment, consisting of our various cardiology products and services. Our analysis that led to this determination is summarized below:
Discussion of CODM and Information Received
          We believe the Company’s CODM is our CEO. While our CFO and other senior executives receive and review the Company’s financial information in a variety of ways on a monthly, quarterly, and annual basis to inform decisions regarding resource allocations, the CEO has the ultimate responsibility for final resource allocation decisions.
          The primary information provided to the CODM (and the other senior executive) is below. Our Board of Directors receives a similar package of summarized information.
•	Consolidated income statement (actual, budget, forecast, trended)

•	Consolidated balance sheet and consolidated cash flow statement (actual, trended)

•	Total revenues by sales channel (actual, forecast, prior year, trended)
•	domestic primary care channel, or physician offices

•	domestic acute care channel, or hospital market

•	international cardiac monitoring

•	domestic defibrillation

•	international defibrillation

•	OEM products

•	services, and other
•	Gross profit by channel/product (actual, forecast, prior year)

•	Consolidated operating expense summary by department (actual, forecast, prior year)
          We note that the domestic primary care and acute care channels sell both cardiac monitoring and defibrillation products. Additionally, we only have one international sales channel in which both cardiac monitoring and defibrillation products are sold by our area managers and distributors.
          Financial information below the gross profit level is presented at the consolidated level only and is reviewed on a monthly basis at this level. This financial information is comprised primarily of our operating expenses (R&D, Sales and Marketing, G&A). While revenue and gross profit information is available at the product level (by channel, by geography), and the CEO has the ability to evaluate revenue and gross profit performance in a variety of different manners, many of the associated costs and operating expenses are not specifically attributable to a particular set of products,

Mr. Brian Cascio
May 8, 2009

product channels or geographies (e.g. international) and are therefore presented at the consolidated level only. Further, as noted below in the discussion related to our manufacturing operations, the cost side of the gross profit equation is based on a common manufacturing platform in one location, thus variations in specific product gross profit margins sold through different channels are primarily indicators of pricing (revenue) variances and present another measure to assist in evaluating revenue performance.
          We believe that discrete financial information needs to be sufficiently detailed to allow the CODM to assess performance and make resource allocation decisions as noted in paragraph 10b of SFAS 131. We do not believe that product gross margins necessarily provide such information and we do not perform any allocations of our corporate expenses to product lines as our corporate strategy, as further outlined below, is to expand and improve our profitability at the corporate level through efficiencies as one operating unit. We believe that discrete financial information, as defined, would consist of our regularly reviewed measures including EBITDA, Adjusted EBITDA, operating income and net income. These measures are only available at a consolidated level which further helps support our determination of one operating segment. Further, we believe that discrete financial information for our products, channels and geographies is too incomplete to conclude that discrete financial information is available in a sufficient manner to conclude that our different products, channels and/or geographies are separate operating segments.
          We recognize that externally, we disclose services revenue and gross margins, and product revenues (cardiac monitoring and defibrillation) and gross margins, which might be viewed as an indicator of operating segments based on interpretive guidance. We also note that internally, we disclose such measures to the CODM and to the Board of Directors. However, given our market cap and the relative size of our operations, much of our internal reporting is designed to minimize duplicative efforts between internal and external reporting. Given the mix of information presented to the CODM, we believe it is important to outline a brief history of our operations and the evolution of our external reporting, which will address some of the other factors that we believe are important in our determination of operating segments.
Background and History
          Through December 31, 2004, we were known as Quinton Cardiology Systems and had one reportable segment, medical systems and devices, as we primarily sold cardiology related products and services to various medical institutions. In September 2005, we acquired Cardiac Science, Inc. (“CSI”) and became known as Cardiac Science Corporation. The purpose of the acquisition was described in our first 10Q filed with the SEC after the acquisition as follows:
“The reasons for the merger transaction included the expectation that the combined company will benefit from enhanced prospects for revenue growth by expanding its product portfolio, will posses stronger distribution capabilities in both domestic and international medical device market, and will realize cost savings through consolidating research, development, manufacturing and administrative functions.”
          Our plan, at the time, was to expand our presence in our existing medical products and services market and by creating economies of scale in our existing operating segment. Given the significance of new product revenues (primarily defibrillation products) to our overall revenue stream

Mr. Brian Cascio
May 8, 2009

in 2005, we believe we were required to disclose defibrillation product revenues in our 2005 annual report. However, we continued to follow our operating philosophy which included operating our business as one unit.
          In 2005, we modified our segment footnote disclosure as follows:
“The Company’s chief operating decision makers evaluate revenue performance of product lines, both domestically and internationally, however, operating, strategic and resource allocation decisions are not based on product line performance, but rather on the Company’s overall performance in its operating segment.”
          This acknowledged that we were receiving different and new product information, were disclosing information in accordance with SFAS 131 paragraph 37, but that we were continuing to operate our business as before, with the intention of continuing to gain operational efficiencies as outlined in the discussion of the purpose of the combination as disclosed in our initial, post combination, 10Q filing noted above. This disclosure has continued in our annual filings through December 31, 2008.
          Furthermore, from an operational standpoint, we took the first step in consolidating our operations by immediately moving all manufacturing operations to our facility in Wisconsin and eliminating operations at CSI’s previous manufacturing facility. This meant that all products, whether monitoring based, or defibrillation based, were produced in one facility under one common quality framework with one set of supporting manufacturing overhead. This manufacturing process has continued through the current date. Manufacturing resources can be strategically deployed by the CODM to meet demands on various products as they arise. Additionally, product costs (impacting gross margins by product line) are a result of a homogeneous product manufacturing process (vs. a separate and distinct manufacturing method as a result of different locations).
          Shortly thereafter, we also integrated all of our research and development activities into one organization which focuses on providing the best solutions for future customer needs in the medical marketplace. We also implemented the previous Quinton Cardiology management incentive compensation plan on a company-wide basis. This plan, which is outlined in our proxy statements, is one critical prong of our total compensation strategy. It should be noted that this plan is based on total company performance regardless of revenue or gross margin success of a particular product line. Ultimately, if the Company does not achieve a defined percentage of targeted consolidated net profit, or similar measure, bonuses will not be awarded to individuals regardless of their function in the organization. This plan has remained in place through the current date and is a key motivator to drive total company performance and encourage collaboration among all employees. Another key element of our total compensation plan relates to equity awards (stock options and restricted stock units), which are based on total company performance. The only incentive element which is based on product line performance is sales commissions/bonuses which are determined based on various factors around product sales and achievement of quarterly and annual quotas. We believe that this is typical industry practice and should not influence the determination of operating segments.
          Other key operational factors occurring subsequent to the combination of Quinton and CSI that provide support for our determination of the Company’s one operating segment include the following:

Mr. Brian Cascio
May 8, 2009

          During the first quarter of 2007, we took further steps to integrate our sales strategy among the various products we offer through reorganization of our sales and marketing organizations. Our reorganization was designed to promote a more integrated sales and marketing process for all of our customers, regardless of products and services received. We implemented this sales and marketing structure to enhance cross functional selling of our various products and services and provide a better focal point for our customers.
          During 2008, we further announced corporate enhancements to our marketing and branding strategies to unify all of our products under one brand name, Cardiac Science. This was done to facilitate our “go to market” strategy under one corporate brand, Cardiac Science.
          From inception, all of our back office and support functions within our various locations in the United States (Deerfield, WI, Laguna Hills, CA and Bothell, WA) are used to support all aspects of our world-wide operations and are somewhat interchangeable based on need and demand of the particular component.
          Most importantly, we continue to believe that the Company’s operating, strategic and resource allocation decisions, which is the fundamental tenet underlying SFAS 131, are based primarily on the Company’s overall performance as one homogenous operating segment, including domestic and international sales of all products and services. As an example, our recent reduction in force was implemented largely due to our anticipation of significantly lower revenue and profitability in 2009. While the primary drivers of the revenue reduction relate to the overall economy and to a certain product line in a certain international geographic concentration, the resource decisions made by the Company were based on estimates of the Company’s overall performance and anticipated reduction in revenues in 2009. As a result, management eliminated positions in all areas of the Company, with the exception of the international sales organization. Roughly 50% of the positions eliminated were related to research and development, 20% were related to domestic sales, 15% were related to domestic manufacturing and the remainder were related to G&A and marketing, all located in the United States. We believe this is strong evidence which provides support for our assertion that, despite the mix of information received by the CODM, we operate in one business segment.
Further External Reporting Considerations
          We also believe it is important to discuss additional reasons for some of the measures being reported elsewhere in our financial statements and press releases.
          First, the Company’s service business is an integral part of both the cardiac monitoring and defibrillation products businesses. The Company does not currently provide services to customers outside of its core product customer base and we view our service organization as a key part of our overall product sales strategy. Our external reporting of this metric is primarily driven by requirements in Regulation S-X, which requires us to report service revenues greater than 10% of total revenues separately, and thus we report both revenues and gross profit related to services provided. As noted previously, we provide this information internally to eliminate unnecessary redundancies in financial reporting. There is no consistent internal reporting to the CODM below the gross profit line. Therefore, while the gross profit for this component is reported on a regular basis, both internally and externally, it does not drive resource allocation decisions by the CODM.

Mr. Brian Cascio
May 8, 2009

          Second, during the fourth quarter of 2007, we modified the way we report our product revenues by expanding our discussion to include gross margins for our two product lines (cardiac monitoring and defibrillation). This enhanced disclosure was specifically designed to more transparently address many questions we were receiving regarding product mix and gross margins. Specifically, because of the new market opportunity for AEDs (as a result of various government initiatives, primarily in foreign countries which were driving significant demand for higher margin products) we felt it was important to provide more transparent information. Since that time, we have been reporting this way externally as you had noted based on your comments above with respect to gross margin. Again, we also report this way internally, but do not believe that these discrete gross margin measures are used to drive resource allocation decisions on a company-wide level.
          While we do separately present revenue and related gross profit information for defibrillation and cardiac monitoring products in our MD&A and we also separate revenue and geographical information related to these products in our segment reporting footnote to our financial statements, we believe that ultimately these potential business components fall within one operating segment related to our various cardiology products and services for the reasons noted above. We believe the transparency of the MD&A disclosures in tabular form further informs the investing public as to key changes and trends in our business (vs. a narrative description of overall changes in gross profit and gross margin), and that continuing to present one operating segment in our financial statements is reasonable.
          Additionally, we have considered the aggregation criteria outlined in paragraph 17 of SFAS 131. While we believe that we have one operating segment, absent the aggregation criteria, we also believe that if viewed differently, we would meet the aggregation criteria and ultimately report one operating segment. This conclusion is supported by the fact that our products and services, as noted above, are the same whether domestic or international. Furthermore, we believe the business components related to defibrillation and cardiac monitoring products will have similar long term economic characteristics. While the totality of these product lines currently are sold at levels which generate different gross margins (with overall defibrillation products gross margin being higher than for cardiac monitoring products), margins vary by product type within the product line. In certain instances, individual cardiac monitoring products may have higher gross margins than defibrillation products and, likewise, gross margins for certain defibrillation products are lower than gross margins for many of the cardiac monitoring products. In the aggregate, the products are at very different stages of the technology life cycle, as certain products in the defibrillation business are relatively new, while the cardiac monitoring business is a more mature and stable market. Ultimately, similar to other products experiencing the technology life cycle associated with medical devices, we believe the long term economic performance of these two components would be similar. Also, we believe these components are similar in each of the five key aggregation criteria included in paragraph 17 of SFAS 131. The aggregation criteria and our rationale for meeting those criteria are as follows:

Mr. Brian Cascio
May 8, 2009

1.	Nature of products and services — the nature of our products and services are similar as it is a diverse portfolio of non-invasive cardiac monitoring and defibrillation equipment. All services provided are related to servicing Cardiac Science equipment or training customers how to use Cardiac Science products.

2.	Nature of the production process — the nature of our production process is the same for all channels and products. Substantially all products are produced in one centralized manufacturing plant in Deerfield, Wisconsin. Materials are purchased from vendors both domestically and internationally. Production of equipment primarily involves the assembly of various parts and subassemblies as well as rigorous testing in the final stage of production.

3.	Type or class of customers —we sell our cardiac monitoring and defibrillation products and services to a variety of customers for which there is a significant overlap for some products. Our cardiac monitoring products are sold primarily to skilled medical professionals in hospital and EMR services and physician offices. Our defibrillation products are also sold into hospitals and physician offices, as well as corporations, governmental and municipal entities, non-profit entities, small companies and individuals.

4.	Method of product distribution — product distribution is similar for all products. The Company has common sales training and strategy programs that are provided to all sales personnel worldwide, regardless of the type of product or service being sold. Additionally, most products are shipped directly to end customers and distributors from the centralized manufacturing location in Deerfield, WI.

5.	Nature of the regulatory environment — domestic and international regulatory environments are similar for all of our products. Domestically, the FDA regulates the Company’s manufacturing and distribution processes. Internationally, there are a variety of agencies that act in a similar capacity to regulate distribution and manufacturing requirements associated with our products.
          In summary, based on the totality of the facts that we have considered, we believe that our assessment that we have one operating segment is consistent with the objectives outlined in SFAS 131, paragraph 3 and the total mix of information presented in our financial statements is reasonable.
9.	Further, if true, please revise future filings to clearly state that you aggregate your operating segments.
Response to Comment 9
          We will expand our disclosures in future filings to enable readers to clearly understand how we determined that we have one reportable segment comprised of our various cardiology products and services.

Mr. Brian Cascio
May 8, 2009

Note 3. Restructuring Costs, page 65
10.	We note that you recorded severance charges of $1,203,000 in the fourth quarter because management determined that the amount of benefits were probable and estimable. We further note from Item 2.05 of your January 15, 2009 Form 8-K that you announced on January 14, 2009 that the Company was implementing a restructuring based on a plan approved on January 9, 2009. Please tell us how you evaluated paragraph 8 of SFAS 146, including the communication date, in determining when to record the severance charges.
Response to Comment 10
          We advise the Staff that in evaluating accounting for this transaction, we considered the guidance in SFAS 146, fn7 which indicates that there is a rebuttable presumption in SFAS 146 that if an entity has a past practice of providing similar termination benefits, the arrangement constitutes an ongoing benefit, rather than a one-time termination benefit. Therefore, as we have had a past practice of making involuntary terminations, we concluded that this was not a one-time termination benefit but rather part of an ongoing benefit arrangement to be accounted for under the guidance in SFAS 112.
          Ultimately we concluded that the amount was probable and estimable at December 31, 2008, as the January 9, 2009 Board meeting resulted in final approval of an involuntary termination plan that had been proposed by management and discussed by the Board on December 18, 2008. In that meeting, it was determined that the most likely consolidated revenue forecast for 2009 was lower than previously anticipated and a reduction in force would be necessary to align costs with this revised forecast.
Note 8. Goodwill, page 68
11.	Please tell us the extent to which the cash flow model used to determine the fair value of your reporting unit, including the underlying assumptions, was consistent with similar models and assumptions used by management for other business purposes including assessing the need for a valuation allowance for your deferred tax assets and performing a test of impairment for your long-lived assets.
Response to Comment 11
          We advise the Staff that we used the same cash flow model and basic underlying assumptions to determine the fair value of our reporting unit, valuation allowance for deferred taxes and for performing impairment testing of long-lived assets.
12.	We note from page 56 that at some point during 2008 you evaluated your long-lived assets for impairment. Please tell us and disclose in future filings your assessment of property and equipment and intangible assets subject to amortization for recoverability pursuant to paragraph 8 of SFAS 144 during the fourth quarter of 2008. We note the factors that caused an impairment of your goodwill in the fourth quarter.

Mr. Brian Cascio
May 8, 2009

Response to Comment 12
          We will expand our disclosures in future filings to provide the timing of all impairment testing performed. In addition, should there be a specific event requiring impairment testing outside of the regular timeframes, we will disclose those facts and circumstances as well.
          Supplementally, we advise the Staff that we tested our long-lived assets for impairment in the fourth quarter of 2008 using a similar model and similar basic underlying assumptions used in our other impairment testing and determined that there was no impairment of long-lived assets. We typically perform impairment tests for property and equipment and intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In this case, factors contributing to our goodwill impairment also caused us to assess our long-lived assets in the fourth quarter of 2008.
Item 11. Executive Compensation, page 85
13.	We refer to the disclosure under the caption “Base Salaries” beginning on page 16 of the proxy statement that you have incorporated by reference into your Form 10-K. We note that your committee targets the median base salary level of the named executive officers to the 50th percentile of the peer group. We also note that the committee adjusts the base salary levels based on an executive’s responsibilities, experience, and company-wide performance. In future filings, please disclose where the actual base salaries fell in relation to the 50th percentile target. To the extent an officer’s base salary exceeds the target, please discuss the reasons why.
Response to Comment 13
          In future proxy statements, the Company will include disclosure of where the actual base salaries for the year fell in relation to the targeted percentile of the peer group. To the extent an officer’s base salary exceeds the targeted percentile, the Company will discuss the reasons why.
14.	We refer to the disclosure under the caption “Management Incentive Program” beginning on page 17 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive officers as bonuses under your 2008 Management Incentive Plan should have been disclosed under the “Non-Equity Incentive Plan Compensation” column in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced column in accordance with the referenced Item requirement.
     Response to Comment 14
          As discussed on page 17 of the Company’s proxy statement, the payment of bonuses under the Company’s 2008 Management Incentive Program (“MIP”) was contingent on achieving a minimum profitability threshold of 80% of budgeted pre-tax income. As also discussed on page 17, the Company’s compensation committee has complete discretion to increase or decrease the amount of the awards paid under the 2008 MIP, or to determine that no awards will be paid even if the

Mr. Brian Cascio
May 8, 2009

performance goal is met, and to make adjustments based on individual job performance. Because of a goodwill impairment charge that the Company recognized in the fourth quarter of 2008, the Company’s pre-tax income was negative for 2008, and there would have been no payout under the 2008 MIP in accordance with the formula. The compensation committee used its discretionary authority to adjust pre-tax income by excluding the goodwill impairment charge. With this adjustment, the Company’s pretax income exceeded its budgeted pre-tax income and the 2008 MIP was funded.
          We understand from the guidance issued under Compliance and Disclosure Interpretation 119.02 that to the extent discretion is used to pay an amount over and above the amount earned by meeting the performance measure in a non-equity incentive plan, the amount so paid should be reported in the Bonus column within the table. For the 2008 MIP, the entire amount paid was above the amount that would have been paid under the performance measure. Accordingly, we believe it is appropriate to show the 2008 MIP payout in the Bonus column. In future proxy statements, the Company will disclose the MIP payout in accordance with the guidance in Compliance and Disclosure Interpretation 119.02.
15.	In the Compensation Discussion and Analysis section of your future filings, please discuss and analyze how the compensation committee determined the actual number of shares underlying stock options and restricted stock grants and how and why those awards varied among the named executive officers.
Response to Comment 15
          We believe the disclosure on page 19 of the Company’s proxy statement adequately discusses and analyzes how the compensation committee determined the actual number of shares underlying stock options and restricted stock grants in 2008, and how and why those awards varied among the named executive officers. The relevant disclosure is as follows: “The compensation committee approves the total number of restricted stock units and/or stock options that will be made available to senior executives as a group, as well as the size of individual grants for each NEO. The amounts granted to each executive vary each year based on the executive’s performance and the executive’s total compensation package.” To the extent material, in future proxy statements, the Company will provide additional information on how and why the stock option and restricted stock grants varied among the named executive officers.

Mr. Brian Cascio
May 8, 2009

          We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings. In addition, we acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          If you have any further comments or questions regarding this letter, please contact the undersigned at (425) 402-2206.

Very truly yours,
By:	/s/ Michael K. Matysik
Michael K. Matysik
Chief Financial Officer

cc:	Perkins Coie LLP KPMG LLP